

July 23, 2010

Michael W. Brennan
Chief Executive Officer
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92673

> **Re:** **Micro Imaging Technology, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed July 7, 2010**
> **File No. 333-16629**

Dear Mr. Brennan:

We have reviewed your amended filing and response letter dated July 7, 2010 and have the following comment. References to prior comments in this letter relate to comments in our letter dated June 28, 2010.

<u>Part II</u>

<u>Item 15. Recent Sales of Unregistered Securities, page 43</u>

1.   Please update your disclosure pursuant to Item 701 of Regulation S-K to reflect all recent sales of unregistered securities. It appears that certain transactions have occurred during the six months ended April 30, 2010 and thereafter, according to Notes 6, 8 and 9 to the unaudited financial statements.

2.   We note disclosure on page F-36 indicating that the 750,000 shares issued to Dutchess are redeemable by the company under certain circumstances, and yet you purport to be registering the offer and sale of these shares by Dutchess to the public. Please advise.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Staff Attorney

cc: Via facsimile: (424) 248-3935
Christopher H. Dietrich, Esq.
Dietrich & Mazarei, LP